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CM

PUBLIC

SECURITIE 12012751

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road, N.E. Suite 272
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Williamson 404-869-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

JENNIFER COOPER
Notary Public, Georgia
Cobb County
My Commission Expires
August 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

TABLE OF CONTENTS

Arnold Gallivan Levesque P.C.
Profit • Streamline • Resolve

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

REPORT OF INDEPENDENT AUDITORS'

To the Stockholders of
Fortress Group, Inc.

We have audited the accompanying balance sheet of Fortress Group, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Arnold Gallivan Levesque P.C.

Duluth, Georgia
February 27, 2012

FORTRESS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

ASSETS		**2011**
CURRENT ASSETS		
Cash and cash equivalents	$	710,842
Accounts receivable		49,649
Prepaid expenses and deposits		19,769
Total current assets		780,260
PROPERTY AND EQUIMPMENT, NET		12,214
Total Assets	$	792,474
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	480,836
STOCKHOLDERS' EQUITY		
Common Stock, $0.01 par value, 10,000 shares authorized; 2,600 shares issued and outstanding		26
Additional Paid-in Capital		25,974
Retained Earnings		285,638
Total Stockholders' Equity		311,638
Total Liabilities and Stockholders' Equity	$	792,474

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative asset fund managers or owners/operators of real estate properties or operating businesses.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue recognition - Revenue relating to non-refundable retainer or advisory fees is recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

The Financial Accounting Standards Board has released FASB ASC topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes there are no material estimates that should be accrued as of December 31, 2011. The Company is no longer subject to examination by taxing authorities for tax years prior to 2008.

Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property and equipment - Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC Topic 360, *Property, Plant, and Equipment*. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

Advertising - Advertising and promotion expenses are recognized as incurred. There were no advertising expenses during 2011.

NOTE 2 - FAIR VALUE MEASUREMENTS:

The Company determines the fair value of financial instruments in accordance with FASB ASC topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 2 - FAIR VALUE MEASUREMENTS: (CONTINUED)

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The requirements of FASB ASC topic 820, Fair Value Measurements and Disclosures, do not have a material impact on the Company's financial statements. All financial assets and liabilities are measured using Level 1 inputs.

NOTE 3 - PROPERTY AND EQUIPMENT:

Property and equipment recorded at cost as of December 31, 2011, consists of the following classifications:

Computers & peripherals	$ 35,850
Furniture	24,080
Office equipment	12,367
	72,297
Less accumulated depreciation	60,083
Property and equipment, net	$ 12,214

Depreciation expense for the year ended December 31, 2011 was $8,781.

NOTE 4 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2012. Future minimum payments under the Company's non-cancelable operating lease are $82,448 for the year ending December 31, 2012.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2011, the Company has net capital of $222,739, which exceeds its requirement of $32,056 by $190,683.

NOTE 5 - NET CAPITAL REQUIREMENTS: (CONTINUED)

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2011 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2011. Consequently, a reconciliation was not required and is therefore not included herein.

NOTE 6 - CONTINGENCIES:

From time to time the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material adverse impact on the Company's results of operations, cash flows or financial position.

NOTE 7 - PENSION PLAN:

The Company maintains a Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2011 was approximately $165,875 and is included in expenses in the statements of operations.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $79,000 as of December 31, 2011.

During the year ended December 31, 2011 substantially all of the revenues were derived from eight customers.

NOTE 9 - SUBSEQUENT EVENTS:

The Company follows guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 27, 2012.

FORTRESS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

(PUBLIC)